Exhibit 99.2

ZK International Announces Plan To Seek Potential Distribution

NEWS PROVIDED BY

ZK International Group Co., Ltd.

Oct 20, 2021, 08:30 ET

WENZHOU, China, Oct. 20, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that the Company's management has proposed to the Company's Board of Directors regarding a potential distribution upon receiving returns from its prior investments of up to 25%. In anticipation of possible liquidity events by ZK's various investments, the Company believes that it has positioned itself well to create value for its shareholders.

Any such distribution will be subject to the review and approval of the Board of Directors. The Company plans to review this strategy on an ongoing basis and may amend or forgo at any time in light of the Company's then current financial position, profitability, cash flow, debt, legal requirements and other factors considered relevant. As such, no assurances can be made that any future distribution will be made.

The Chairman of the Company, Mr. Jiancong Huang, states, "We believe that distributing the returns of up to 25% from the investments we previously made will be a key component of ZK's capital allocation strategy and reflects our confidence in the Company's financial future. We have proposed this to our Board of Directors and hope to have a strong cash balance that remains robust and continues to afford us the flexibility to expand our business both through acquisitions and organic growth."

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based engineering company building and investing in innovative technologies for the modern world. With a focus on designing and implementing next-generation solutions through industrial, environmental and software engineering, ZKIN owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.

ZKIN's core business is to engineer and manufacture patented high-performance stainless steel and carbon steel pipe products that effectively deliver high quality, highly-sustainable and environmentally sound drinkable water to the Chinese, Asia and European markets. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee. It has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which has been stated to be 70% unfit for human contact.

In 2018, ZKIN established its wholly-owned xSigma Corporation to develop innovative software solutions that support its core operations while exploring new opportunities in smart contracts, distributed ledgers, supply chain management NFTs, and blockchain architecture. The xSigma Labs team is made up of world-class developers and engineers formerly of Facebook, Google, Amazon, Ripple and 1inch, most recently launching its first DeFi project in the Fall of 2020.

For more information, please visit www.ZKInternationalGroup.com. Additionally, please follow ZK International on Twitter, Facebook, YouTube, and Weibo. For further information on ZK International's SEC filings please visit www.sec.gov.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Person: Di Chen
Cell Number: +86 15057357883
Email: super.di@live.cn